                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                           CORRECTIONAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

         CALIFORNIA                                          33-0607766
-----------------------------------------         ------------------------------
(State or Other Jurisdiction of                    (IRS Employer
Incorporation or Organization)                      Identification No.)

6910 "A" MIRAMAR ROAD, SAN DIEGO, CA                           92121
-----------------------------------------         ------------------------------
(Address of Principal Executive Offices)                     (Zip Code)


                                     (619) 566-9816
--------------------------------------------------------------------------------
                 (Registrant's Telephone Number, Including Area Code)

         Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                      Name Of Each Exchange On Which
      To Be So Registered                      Each Class Is To Be Registered
      -------------------                      ------------------------------


---------------------------------           ------------------------------------

---------------------------------           ------------------------------------

         Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     Correctional Systems, Inc. and its subsidiaries, Sentencing Concepts, Inc. and Reality House, Inc. (collectively, the "Company" or "CSI"), provide management services to federal, state and local jails and community correctional facilities and offer non-imprisonment alternatives such as electronic home monitoring, counseling and educational programs, community service, offender intervention and treatment, and comprehensive drug and alcohol testing. We formed the Company in 1994 and acquired our subsidiaries in 1998.

     On October 4, 1999, the shareholders of the Company approved by written consent a re-incorporation of the Company into Delaware. Of the 3,644,400 shares of common stock of the Company outstanding, holders of 1,978,849, or 54.3% of the total outstanding shares voted for the re-incorporation.

A.   CSI'S INSTITUTIONAL DIVISION

     Our institutional division operates nine City or County jail facilities and three Bureau of Prisons community correctional centers.

                                   CITY JAILS

     We have entered into agreements with nine cities or counties to manage and operate their city or county jail. With the exception of one of the agreements, each provides for payment to Correctional Systems of an amount based upon operating expenses incurred and a management fee based on a percentage of the operating expenses. One agreement provides for payment to Correctional Systems of an amount based upon operating expenses incurred and the sharing of revenues over and above the operating expenses.

     JAIL POPULATION. The population of these jails are arrestees, self-pay inmates, sentenced county work furlough inmates and sentenced federal inmates serving short-term sentences. A facility that qualifies to handle arrestees prior to arraignment (for not more than 96 hours) is a "Type I Facility." A facility that qualifies to handle both arrestees prior to arraignment as well as sentenced inmates is a "Type II Facility."

     CSI SERVICES. Services provided in a CSI jail facility generally include booking, processing, holding and programming. Other services may include, depending upon the contract:

     - Work Furlough. Inmates are allowed to leave the facility to work, attend court-related programs and return to the facility.

     - Electronic Monitoring. Inmates have an electronic monitoring device attached at the jail facility.

     - Detoxification. Arrestees under the influence are place in detox cells up to the time prescribed by law.

     - Revenue-Generation via Self-Pay and Contract Inmates. The City may enter into intergovernmental agreements to house inmates from other jurisdictions for a fee. With the approval of the court, some inmates choose to pay to serve their sentence in City jails rather than at a County jail.

     CURRENT OPERATIONS. Correctional Systems currently operates the following nine jails:

1) The Seal Beach, California, City Jail. The Seal Beach Jail agreement has been in effect since May 1, 1994. It is renewable each year for one-year terms until April 2004. This Type II Facility also houses self-pay inmates, work furlough inmates, Bureau of Prison inmates and arrestees from surrounding cities. The Seal Beach Jail was awarded accreditation by the American Correctional Association in August 1996.

2) The Baldwin Park, California, City Jail. The Baldwin Park City Jail agreement has been in effect since March 1, 1996. Its term was three years and is renewable for one-year terms. The agreement was renewed in February 1999.

3) The Montebello, California, City Jail. The Montebello City agreement has been in effect since March 1996. It was a two-year agreement and is renewable each year. It was renewed in January 1998 and 1999. This Type II Facility also houses short-term city or county inmates and United States Marshals Service inmates.

4) The Alhambra, California, City Jail. The City of Alhambra agreement has been in effect since April 29, 1997. Its term is three years and is renewable for two additional one-year terms. Correctional Systems also manages Alhambra's contract to house detainees from the Immigration and Naturalization Service.

5) The Downey, California, City Jail. The City of Downey agreement has been in effect since May 1998 and is for a term of three years. The agreement is renewable for two one-year terms.

6) The Bell, California, City Jail. The Bell City agreement has been in effect since October 1998 and is for a term of three years. The agreement is renewable for an additional three-year term.

7) The Hawthorne, California, City Jail. The City of Hawthorne agreement was approved by the City Council on October 12, 1998. Correctional Systems assumed complete responsibility for the Jail on November 1, 1998. The agreement's three-year term is renewable for two one-year terms.

8) The Whittier, California, City Jail. The City of Whittier agreement was approved by the City Council in September 1999. CSI is transitioning into complete responsibility for the jail and expects to be fully responsible for the facility by the end of November 1999. The agreement's three-year term is renewable for additional three-year terms unless canceled by the City or the Company.

9) The Lincoln County, New Mexico, County Jail. Correctional Systems entered into a memorandum of understanding with Lincoln County, New Mexico to provide a Jail Commander to manage their 55 bed jail as of January 5, 1998, and to provide the County Commissioners with an evaluation of their jail. This initial agreement had been extended five times. The present agreement with Lincoln County is a short-term agreement from July 1999 through December 1999, with an option to renew through June 30, 2000.

                         U.S. BUREAU OF PRISON CONTRACTS

     Correctional Systems operates three U.S. Bureau of Prisons community correctional center halfway houses in Brownsville, Austin and Edinburg, Texas. The community correctional centers ("CCC") are half-way houses that house inmates under authority of Bureau of Prisons who are within 18 months of being released from prison. CCCs provide transitional housing for inmates still under federal custody and guides them through a process of vocational evaluation, obtaining and maintaining steady employment, alcohol and other drug counseling and testing, life skills development, anger management and family reunification.

     REALITY HOUSE, BROWNSVILLE, TEXAS. Correctional Systems acquired Reality House, Inc., a wholly-owned subsidiary, in August 1998. Reality House has been in operation for twenty-five years and has a capacity to house 54 inmates.

     MID-VALLEY HOUSE, MCALLEN, TEXAS. In August 1998, the Federal Bureau of Prisons awarded a Community Correctional Center contract to Correctional Systems. Mid-Valley House is capable of housing 60 inmates and has been operational since December, 1998.

     MCCABE CENTER, AUSTIN, TEXAS. Correctional Systems, Inc. acquired McCabe Comprehensive Sanctions Center in July 1999. McCabe Center has been in operation for the past twenty-two years. With a capacity to house 55 inmates, McCabe Center also provides services to the U.S. Pretrial Service, the U.S. Probation Department and the Texas Department of Corrections.

B.   CSI'S ALTERNATIVE SENTENCING DIVISION

     The Company's wholly-owned subsidiary, Sentencing Concepts, provides alternatives to imprisonment for low-risk offenders. Sentencing Concepts' programs combine punishment options and offender supervision with education and counseling and utilize a combination of measures such as home detention via electronic monitoring, rehabilitative counseling and education programs, offender supervision and substance abuse testing.

     Sentencing Concepts was established in 1994 and has California offices in Anaheim, Lake Forrest, Stockton, San Luis Obispo and Santa Barbara. There are currently more than 1,000 offenders per week receiving counseling, drug testing, electronic monitoring or other Sentencing Concepts services. Sentencing Concepts provides monitoring programs by contract or certification to the following counties:

     a) San Luis Obispo County, California;
     b) Santa Barbara County, California;
     c) Orange County, California;
     d) San Joaquin County, California;
     e) Contra Costa County, California;
     f) Placer County, California; and
     g) Lyon County, Nevada.

     In addition, Sentencing Concepts is under contract or purchase order to provide PharmCheck-TM- Drugs of Abuse Patch to over 30 Drug Courts nationwide and to over 75 county agencies and health care providers.

     SENTENCING CONCEPTS' SERVICES

     - 24-hour electronic monitoring. Sentencing Concepts provides 24-hour monitoring services by utilizing advanced electronic monitoring equipment, such as ankle transmitters and receiving units, to monitor individuals through a central station.
     - Scheduled compliance monitoring. This program is designed to allow offenders to perform only certain daily activities such as employment, school, etc. The program includes the use of a tamperproof digital electro-optical monitoring device that is worn by an offender like a wristwatch.
     - The Shield Program. The Shield Program is specifically designed for use in cases of domestic violence or battery, and allows for the effective monitoring of compliance with court imposed restraining orders.
     - Monitored community service. The goal of this program is to provide the Court with a means of utilizing community service as a sentencing option for low risk and first-time offenders.
     - Video in-home breathalyzer. This program combines a Department of Transportation approved breath analysis testing unit with an installed video monitor which allows for the random testing of an offender's breath alcohol level combined with visual verification.
     - Voice track monitoring. The Voice Track-Registered Trademark-system is a computer-based voice verification device, which utilizes telephone transmission.
     - Day reporting center. The Day Reporting Center is an alternative to custody for low risk offenders. Offenders are required to attend regular counseling and education sessions and must submit to random drug and alcohol testing as required by the Court.
     - Chemical dependency treatment program. Sentencing Concepts offers a State of California certified outpatient treatment program designed specifically for individuals who have acknowledged a drug and/or alcohol dependency problem.
     - Substance abuse counseling and education. This class is designed for the individual who is in the early stages of drug use.
     - Anger management program. This program focuses on those involved with non-domestic (i.e. physical fights between employees in a work environment) problems relating to anger control or management.
     - Batterer's treatment program. This program was designed to meet the 1996 State of California legislation that mandates attendance in a 52-week course for any person CHARGED or convicted of a domestic battering offense.
     - Drug and alcohol testing. Sentencing Concepts performs random drug and alcohol testing of its clients. The offender pays for the tests. In addition to the standard test by urinalysis, Sentencing Concepts is a national distributor of the PharmCheck-TM- Drugs of Abuse Patch that detects the use of illicit drugs.

C.   PRIVATE CORRECTIONAL INDUSTRY

     OFFENDER MANAGEMENT INDUSTRY. Offender management describes the broad range of activities related to maintaining a large group of arrested and convicted people (adults and juveniles) during incarceration, probation and parole. It includes prison management, jail management, inmate health care, food service, education and training, and security monitoring. The industry has three segments: adult secure corrections, juvenile corrections and community corrections (work release, prerelease programs and alternative sentencing practices such as electronic monitoring and counseling services in lieu of incarceration).

     The U.S. public expenditures on offender management are believed to exceed $40 billion dollars annually. The U.S. adult secure prison population exceeded
1.8 million in 1998, according to a recent Bureau of Justice Statistics report. In addition, the state prison population grew 4.1% to 1.06 million; federal prison population grew 6.4% to 99,000; and the local jail population increased 9.4% to 567,000, according to the report. Significantly, local jails are now at 97% of capacity, up from 92% in 1996. With both federal and state prisons operating 15% to 25% above design capacity, space is at a premium. Furthermore, over the last ten years there has been an increase in the tendency of politicians to demand that offenders serve more actual jail time. With prison populations increasing and public agencies strapped for funds to build new facilities, private companies have been moving to either manage adult and juvenile facilities or to provide some form of alternative sentencing programs for low risk, first-time offenders.

     In addition to increasing demand for traditional correctional services, there also appears to be a great demand for alternative sentencing practices. According to a draft report of an Orange County, California, task force on jail overcrowding, jail facilities should be saved for dangerous offenders, and low risk offenders should be placed in some form of electronic monitoring or counseling program (Los Angeles Times). The report suggests the following alternatives:

     -    Greater use of electronic monitoring and house arrest

     -    Expansion of the County Drug Court

     -    Use of private jail facilities

     -    More work furlough and community service programs

     COMPETITION. We face competition in two areas: Corrections Competition and Alternative Sentencing Competition.

                            CORRECTIONAL COMPETITION

     PRIVATE PRISONS: We believe there are currently approximately twelve major private corrections firms providing correctional services to Government Agencies. The largest of the publicly-held companies are Corrections Corporation of America and Wackenhut Corporation who, combined, have captured the largest share of the industry. The other large publicly-held companies include Cornell Corrections and Correctional Services. Management Training Company (MTC) and CiviGenics are the large privately-held companies that provide correctional services. The following is a short list of the largest publicly-held and privately-held companies with which CSI competes:

     -    Cornell Corrections (CRN)
     -    Wackenhut Corporation (WAK)
     -    Corrections Corporation of America (PZN)
     -    Community Correctional Services (CSCQ)
     -    CiviGenics - A Private Company
     -    Community Corrections Corporation - A Private Company

     COMMUNITY PRE-RELEASE CENTERS: With respect to the community pre-release centers, there are a variety of competitors in both the non-profit and for-profit arenas. These include The Salvation Army and Volunteers of America and many other smaller non-profit organizations, and Cornell Corrections, Community Corrections, Inc. and Behavioral Systems, Southwest, Inc., among others, on the for-profit side. Typical Government contracts for pre-release services are granted for two years with three one-year options.

     SMALL CITY JAIL: In the small city jail market in California there appears to be only one major competitor to Correctional Systems and that is the Wackenhut Security Division. Other firms that have been known to bid on the small jail business outside of California include G.W. Associates.

                        ALTERNATIVE SENTENCE COMPETITION

     The Alternative Sentence industry includes electronic monitoring, drug and alcohol counseling and testing and other related counseling services as referred by the criminal courts. Sentencing Concepts combines the use of electronic monitoring and counseling or case management services.

     We are aware of only one electronic monitoring company that is publicly-held (BI, Inc.); we believe that other electronic monitoring companies are small, private companies or subsidiaries of larger companies, including several security alarm companies. Sentencing Concepts leases equipment and services as needed from several different vendors. Below is a short list of the major companies with whom SCI competes:

     -    BI, Incorporated (BIAC)
     -    Sentinel Monitoring - A Private Company
     -    GSSC - A Private Company
     -    LCA - A Private Company
     -    EMS - A Private Company
     -    CSSS, Inc. - A Private Company

     CORRECTIONAL SYSTEMS' POSITION IN THE INDUSTRY. There are approximately twelve management firms that are presently operating secure, 24-hour, adult correctional facilities. Correctional Systems is one of the smallest of these twelve firms.

     GOVERNMENT APPROVAL. For our jail projects, there is no outside governmental approval required in order for the Company to provide its services other than normal contract approval and the oversight of the governmental entity with which we are contracting. CSI's halfway house projects (CCC's) do require some outside governmental approval in order for us to operate, such as zoning approval, fire and health department clearances. Several of the Alternative Sentencing options are required to meet strict criteria. All equipment and programs utilized by the Company meet or exceed the established criteria and have been approved for use by the appropriate governmental agency.

     GOVERNMENTAL REGULATIONS. Certain states either do not allow privatization of correctional facilities or limit the type of facilities that can be privatized. For example, the State of California prohibits county correctional facilities from privatizing, but allows for all other jurisdictions to privatize.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

COMPARISON OF RESULTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 TO SEPTEMBER 30, 1999

     REVENUE. The Company continued to expand and added 1 city jail and acquired 1 U.S. Bureau of Prisons community correction center during the first 9 months of 1999. This internal expansion along with the acquisition of the community correction center completed in the third quarter of 1999 and 9 full months of operations related to 1998 acquisitions caused revenue to increase $3,351,692 or 201% from the same period last year.

     OPERATING EXPENSES. Total operating expenses increased $3,256,968 to $4,903,119 or 198% for the 9 months ended as compared to the same period last year as a result of increased expense associated with the increase in revenues.

     TAXES. The Company recorded an income tax provision for the 9 months ended September 30, 1999 of $18,339, which differs from the statutory rate largely as a result of the use of net operating loss carryovers.

COMPARISON OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31, 1998

     REVENUE. Total revenue increased $1,953,178, or 186%, for 1998 to $3,004,984, as compared to 1997. This is primarily due to the Company's expansion of 4 city jails which contributed $854,546 to the increased revenue, the addition of 2 community correction centers, which contributed $442,342 to the increased revenue and the acquisition of a sentencing alternative company, which contributed $649,725 to the increased revenue.

     SALARIES AND WAGES. Salaries and wages increased $653,119, or 101% for 1998 to $1,301,493, as compared to 1997. The city jails contributed $294,988 to the increase, the community correction facilities contributed $148,207 to the increase and alternative sentencing contributed $209,924 to the increase.

     OTHER OPERATING EXPENSES. Other operating expenses, which consist primarily of food, medical and dental and appreciation, increased $773,511, or 304%, in 1998 to $1,027,772, as compared to 1997. This was primarily due to the city jails contributing $419,769 to the increase, the community correction facilities contributing $108,821 to the increase and alternative sentencing contributing $236,016 to the increase.

     GROSS PROFITS. Gross profits increased $526,548, or 353% in 1998 to $675,719, as compared to 1997, due to the expansion of our correctional facilities management and addition of the sentencing alternative company.

     GENERAL AND ADMINISTRATIVE. General and administrative costs as a percentage of revenue decreased to 23% for 1998 as compared to 59% for 1997, primarily as a result of increase in revenues without the addition of significant expense.

LIQUIDITY AND CAPITAL RESOURCES:

     Net cash used in operations decreased to $(276,074) from $(436,220) for 1998 as compared to the same period in 1997 or 37%. This was primarily due to the reduction in net loss for 1998 to $(28,408) as compared to $(460,587) for same period in 1997 or 94%. This was offset by an increase in accounts receivable of $221,404, due to the Company's growth, and a decrease in accounts payable and other accrued liabilities of $(300,821), due to the additional funds paid to creditors.

     As part of its expansion policy, the Company acquired Reality House, Inc. for approximately $1.4 million and Sentencing Concepts, Inc. for common stock issued by the Company valued at $575,000. As part of the Sentencing Concepts transaction $500,000 of additional funds were invested in Sentencing Concepts to fund future expansion, additionally $100,000 was loaned to the previous owners of Sentencing Concepts.

     Resources for these acquisitions were made possible by an infusion of equity capital in the form of preferred stock by First Analysis Securities Corporation in an amount of approximately $2.1 million.

     On July 29, 1999 the Company acquired, from a not-for profit corporation in Texas, a building and a contract with the Bureau of Prisons that funds the operations of the property as a community corrections facility. The total purchase price of $1,050,000 was financed by 2 loans secured by real property. Principal and interest payments for the loans are $5,432 at 8% and $12,800 at 9.288%. The loans run through 2011 and 2006, respectively.

     Our working capital requirements have increased due to our growth. We believe cash flows from operations will be sufficient to enable us to meet our working capital requirements for the next 12 months. However, in order to implement future growth plans, future equity financing will be required.

     Based on total assets and annual revenues, we are significantly smaller than many of our competitors. These competitors include large privately-held and publicly-held companies that have substantially greater financial, marketing and other resources than we do. These companies offer services and operate in the markets in which we compete. The services offered by these companies in some cases are similar to the services that we offer. We expect that competition will increase substantially as a result of industry consolidations and alliances, as well as the emergence of new competitors. There can be no assurance that we will be able to compete successfully with existing or new competitors or that competitive pressures faced by us will not materially and adversely affect our business, operating results and financial condition.

     We anticipate that we will need to undertake private placements or a public offering of our securities at a future date, depending upon market conditions, in order to obtain sufficient capital for us to implement our intended growth plan. No assurance can be given that we will be successful in raising additional investment capital in the future, or that if we are successful, that the financial resources obtained will be sufficient for us to successfully carry out our intended growth plan.

YEAR 2000.

     We use many computer systems and related software that process dates using two digits to define specific years. These systems may not be able to distinguish the year 2000 from the year 1900, resulting in system failures or miscalculations that may disrupt operations and other activities. Since mid-1998, we have identified those systems that are not Year 2000 compliant and have made software modifications to ensure compliance. These modifications have not materially adversely affected our results of operations or financial position. We have also conducted limited surveys of our major city, county, state and federal government customers and found that those contacted are aware of the Year 2000 problem and their own remediation requirements. However, we have no means of assuring that their suppliers and customers will be Year 2000 compliant, and their inability to complete required remediations in a timely manner could have an adverse effect on us.

FORWARD LOOKING STATEMENTS

     Statements in this section regarding our anticipated capital expenditures, Year 2000 compliance and anticipated performance in future periods constitute forward looking statements within the meaning of the Securities Exchange Act of 1934. These statements are subject to certain risks and uncertainties that could cause actual amounts to differ materially from those projected. We believe these forward looking statements are reasonable; however, undue reliance should not be placed on such forward looking statements, which are based on current expectations.

     With respect to anticipated capital expenditures, we have made certain assumptions regarding, among other things, maintenance of existing facilities and equipment, availability and desirability of new, technologically advanced equipment, installation and start up times, cost estimates and continued availability of financial resources. The estimated amount of capital expenditures is subject to certain risks, including, among other things, the risk that unexpected capital expenditures will be required and unexpected costs and expenses will be incurred.

     With respect to Year 2000 compliance, we have performed certain assessments to identify remediation needs of our computer systems and related software and contacted customers to assess the impact of the Year 2000 problem on their operations. Our expectations regarding the impact of the Year 2000 problem and our estimate of the costs to achieve Year 2000 compliance are subject to certain risks, including, among other things, the risk that the assessments have not identified all required system modifications, system modifications can not be completed in a timely manner, unexpected costs and expenses will be incurred in connection with system modifications, and major customers will not successfully achieve Year 2000 compliance in a timely manner. Further, statements regarding our performance in future periods are subject to the specific risks identified above, as well as to risks relating to, among other things, the competitive nature of the corrections industry industry in general, pressures on prices due to competitive and economic conditions, deterioration of relationships with, or loss of, significant correctional facilities, technological advancements, employee relations, continued availability of financial resources, difficulties integrating acquired businesses and possible changes in governmental policies affecting our industry.

ITEM 3. DESCRIPTION OF PROPERTY.

     The following chart lists the principal locations and size of the Company's facilities and indicates whether the property is owned or leased and, if leased, the lease expiration.



                                                                                    LEASED OR OWNED
LOCATION                           USE                        SIZE                  LEASE EXPIRATION
San Diego, CA                      Corporate and              1,200 sq. ft.         Leased (Expires 06/03/2000)
                                   Administration

Los Alamitos, CA                   Regional and               1,100 sq.ft.          Leased (Expires 12/31/2001)
                                   Accounting

Anaheim                            Administrative and         3,000 sq. ft.         Leased (Expires 12/31/2000)
                                   Program Monitoring

Lake Forrest                       Program Monitoring         849 sq.ft.            Leased (Expires 09/30/2000)

Stockton                           Program Monitoring         4,000 sq.ft.          Leased (Expires 10/14/2001)

San Luis Obispo                    Program Monitoring         715 sq. ft.           Month-to-Month Lease

Santa Barbara                      Program Monitoring         624 sq. ft.           Leased (Expires 12/31/2000)

Edinburg, Texas                    Community                  6,400 sq.ft.          Leased (Expires 12/16/2008)
                                   Corrections Center

Brownsville, Texas                 Community                  8,338 sq.ft.          Owned
                                   Corrections Center

Austin, Texas                      Community                  18,000 sq. ft         Owned
                                   Corrections Center

     The Company owns the real property and buildings located in Brownsville, Texas, and Austin, Texas, at which it operates its Community Correctional Centers for the Federal Bureau of Prisons. The real property and building in Brownsville, Texas, is subject to a real estate lien note in the principal amount of $788,400 which matures on March 15, 2006. The note is secured by the real property, building and other personal property. The real property and building in Austin, Texas, is subject to a promissory note in the principal amount of $500,000 which matures on July 29, 2011. The note is secured by the real property, building and other personal property.

     The Company leases corporate and administrative offices in San Diego, Los Alamitos, Anaheim, Lake Forrest, Stockton, San Luis Obispo and Santa Barbara. As of December 31, 1998, its minimum future lease payment commitment for the next five years under operating leases of office space, facilities and equipment is as follows: 1999 - $208,613; 2000 - $199,328; 2001 - $140,599; 2002 - $135,535;
and 2003 - $135,850.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information regarding the beneficial ownership of shares of common stock and Preferred Stock as of October 4, 1999 for (i) each director and director nominee of the Company; (ii) each executive officer; (iii) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares; and (iv) all directors and executive officers as a group. Except pursuant to applicable community property laws or as otherwise indicated, each shareholder has sole voting and investment power with respect to the shares beneficially owned.


                                                  TYPE OF VOTING                  NUMBER OF                % VOTING
        NAME AND ADDRESS OF OWNER                    SECURITY                      SHARES                 SECURITIES
        -------------------------                    --------                      ------                 ----------
William L. Garrison
7341 Clear Haven
Dallas, TX 75248                                   common stock                  760,500 (1)                   10.9%
John Forren
6910-A Miramar Road
Suite 200
San Diego, CA 92121                                                                 0 (1)                         0%
Gary Maynard
2001 Priestley Ave.
North Base, Building 605
Norman, OK 73072                                                                      0                           0%
Daniel J. Verwiel
1815 E. Center Street
Suite 201
Anaheim, CA 92805                                  common stock                  493,579 (1)                    7.0%
Patricia Verwiel
1815 E. Center Street
Suite 201
Anaheim, CA 92805                                  common stock                  523,580 (1)                    7.5%
Estate of Lawrence G. Grossman
209 Camaro Way
San Marcos, TX 78666                               common stock                  760,500 (1)                   10.9%
James R. Macdonald
233 S. Wacker Drive
Suite 9500
Chicago, IL 60606                                   A Preferred                    30,303                       0.4%
Apex Funds (2)                                      A Preferred                    884,351                     12.6%
IEPEF Funds (3)                                     A Preferred                   1,632,657                    23.3%
The Productivity Fund III, L.P.                     A Preferred                    816,325                     11.6%
Officers and Directors as a Group                   Common and
(12 persons)                                        A Preferred                   2,588,462                    36.9%
Total Outstanding (1)                               common stock                 3,644,400 (1)                 52.0%

                                                    A Preferred                   3,363,636                    48.0%
                                                 Voting Securities              7,008,036 (1)                 100.0%



1) DOES NOT INCLUDE COMMON STOCK ISSUABLE UPON EXERCISE OF OUTSTANDING OPTIONS (SEE OPTION TABLE. BELOW), EXCEPT COMMON STOCK THAT THE LISTED BENEFICIAL OWNER HAS THE RIGHT TO ACQUIRE WITHIN SIXTY DAYS, FROM OPTIONS, WARRANTS, RIGHTS, CONVERSION PRIVILEGE OR SIMILAR OBLIGATIONS.

2) INCLUDES 841,438 SHARES HELD BY APEX FUND III, L.P. AND 42,913 SHARES HELD BY APEX STRATEGIC PARTNERS, LLC.

3) INCLUDES 1,306,126 SHARES HELD BY INFRA STRUCTURE AND ENVIRONMENTAL PRIVATE EQUITY FUND III, L.P. AND 326,531 SHARES HELD BY ENVIRONMENTAL & INFORMATION TECHNOLOGY PRIVATE EQUITY FUND III.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. EXECUTIVE OFFICERS AND DIRECTORS

The executive officers and directors of the Company, their ages as of March 30, 1999 and their positions are set forth below.


                                                                                          HELD OFFICE
      NAME                     AGE                    POSITION                               SINCE
      ----                     ---                    --------                            -----------
William L. Garrison            58    Chairman of the Board, Director                         1998
John R. Forren                 45    President, Chief Executive Officer, Director            1996
R. Andrew Gately               49    Chief Financial Officer                                 1998
Daniel J. Verwiel              37    Chief Executive Officer (SCI), Director                 1998
Charles Turnbo                 56    Vice President, Mid-West Regional Administrator         1996
Martin Rickler                 54    Vice President, Planning & Research                     1996
David S. Crouse                61    Vice President, Facility Activation                     1994
                                     Western Regional Administrator                          1997
Gary Maynard                   56    Director                                                1998
James Macdonald                42    Director                                                1998


     WILLIAM L. GARRISON. Mr. Garrison joined Correctional Systems after over 25 years of employment with the Federal Bureau of Prisons. He served as an Assistant Regional Director of the South Central Region of the Federal Bureau of Prisons (September 1982 through April 1985); Warden at five different prisons of the Federal Bureau of Prisons (April 1976 to September 1982; May 1985 through October 1988); Director of a Federal Bureau of Prisons Staff Training Center; Correctional Programs Administrator, Case Management Supervisor and a Correctional Officer. After leaving the Federal Bureau of Prisons, he served as the administrator of a privately-owned prison (October 1988 through May 1989); auditor for the American Correctional Association (1989 until the present); a self-employed corrections consultant (October 1989 through January 1990); Director of Operations for Detention Services, Inc. (January 1990 through November 1990); and a self-employed corrections consultant (December 1990 through July 1993).

     JOHN R. FORREN, MHA. Mr. Forren has 18 years experience in the private corrections industry. As Vice President and Chief Operating Officer of two other large private correctional service providers, Eclectic Communications, Inc. and Cornell Corrections, he has "started-up" more than 15 facilities, many of them a first for the corrections field. Mr. Forren has worked closely with such contracting agencies as: California Department of Corrections, North Carolina Department of Corrections, U.S. Marshal Service, Federal Bureau of Prisons, U.S. Department Of Justice, Immigrations and Naturalization Service, Virginia Department of Corrections and the State of North Carolina. Mr. Forren holds a Bachelor of Science and a Master of Hospital Administration degree from the University of LaVerne.

     R. ANDREW GATELY. Mr. Gately's fiscal expertise is deeply rooted in the financial supervision and oversight of public companies with annual revenues from $20 million through $100 million. As Vice President and Controller of Maxicare Health Plans, Mr. Gately was responsible for all corporate accounting, SEC reporting and fiscal management for the company's $1 Billion in annual revenue. As a Partner in R. Andrew Gately & Co, Mr. Gately now specializes in financial management and audits for small publicly traded companies and devotes fifty percent of his time to Correctional Systems, Inc. as Chief Financial Officer.

     DANIEL J. VERWIEL. Mr. Verwiel manages the operations and development of Sentencing Concepts. Mr. Verwiel has experience in administering contracts with public agencies and working with state and federal legislators on the development of legislature and prison alternatives. Prior to the formation of Sentencing Concepts, he was a program manager for TRW (1982-1994). Mr. Verwiel received his Bachelor of Science degree from the University of Arizona and a Master of Business Administration degree from the University of Southern California.

     CHARLES A. TURNBO. As South Central Regional Director for the Federal Bureau of Prisons, Mr. Turnbo was responsible for 20,000 inmates and 4,000 staff in the states of Tennessee, Arkansas, Louisiana, Texas, Oklahoma and New Mexico. He also served as Northeast Regional Director for the BOP. He has also been a BOP Warden at two prisons; an Associate Warden at the FCI in Lompoc, CA, and an instructor at the Federal Prison Staff Training Center in Dallas, Texas. Turnbo began his 20+ year career with the BOP as the Chief of Classification and Parole at the FCI in Seagoville, Texas. An adjunct college professor of Criminal Justice at several different colleges, Mr. Turnbo also has a Masters Degree in Social Work.

     MARTIN RICKLER, PH.D. Dr. Rickler has devoted over 20 years to the development of innovative programs in the areas of criminal justice, alcohol & drug abuse treatment, and health care. Dr. Rickler was part of the team that implemented the first privately-operated state prison in California; the first private federal juvenile prison in the U.S.; the first psychiatric halfway house for developmentally disabled Cuban aliens under federal detention; and the first California Department of Corrections Return To Custody Facility. As a Programs Designer and consultant, Dr. Rickler has created innovative treatment programs that have garnered over $100 million in renewable government and foundation awards. In addition to five years of counseling experience, Dr. Rickler has also served on the faculty of the University of California, Antioch University and the Pacifica Graduate Institute. Dr. Rickler was presented a lifetime achievement award in 1988 by the Governor of California and the California State Alcohol Advisory Board for his work in the substance abuse field. Dr. Rickler is a consultant to the State of California Alcohol and Drug Programs and serves Correctional Systems, Inc. as Vice President of Planning and Research.

     DAVID S. CROUSE. As a third generation corrections professional, Mr. Crouse brings 36 years of professional correctional experience to his current duties Correctional Systems' Vice President of Facility Activation and Western Regional Administrator. In his 27 years at the BOP, Mr. Crouse served as a Correctional Treatment Specialist at a 1,000-bed jail facility that he managed from design, through start-up and into operation; Manager of an 86-bed Youth Corrections Act Unit; Shift Supervisor; and, Transportation Supervisor. In addition to his extensive corrections management experience, Mr. Crouse has training and experience in correctional counseling and has been responsible for establishing programs utilizing a variety of treatment modalities.

     CARMINE R. LANZA--DIRECTOR OF LAW ENFORCEMENT LIAISON. Mr. Lanza joined Correctional Systems, Inc. as Director of Law Enforcement Liaison upon retirement from a very successful 27 year law enforcement career. He served in the ranks of Patrol Officer, Detective, Sergeant, Lieutenant, Captain and Chief of Police. Chief Lanza headed a police department of 100 full-time employees and managed an annual budget in excess of $8 million dollars. During Chief Lanza's 8 years as Police Chief, he brought many innovative programs to Baldwin Park, California, including Community-Oriented Policing in which he became a nationally recognized expert. Chief Lanza's duties at Correctional Systems include networking with local, county, state and federal public safety organizations and working with these organizations and Correctional Systems staff to develop and implement new project proposals.

     GARY D. MAYNARD. Mr. Maynard received a Bachelor of Arts degree in 1966 from East Central State College in Oklahoma, a Master of Science degree in 1968 from Oklahoma State University at Stillwater and a Doctorate degree in Counseling Psychology in 1973 from Oklahoma University at Norman. He commenced service in the Oklahoma Army National Guard even before graduation and continued this service until retirement at the rank of Brigadier General in 1995. His service included positions of Adjutant General, Oklahoma Military Department (June 1992 to June 1995) and Cabinet Secretary for Veterans Affairs for the State of Oklahoma (July 1993 to January 1995). During his studies towards his Masters degree, he was employed as a Rehabilitation Counselor (1968 to 1970) and during his continuing studies toward his Doctorate degree, he was employed as a Psychologist at the El Reno, Oklahoma, Federal Reformatory. Starting in 1973 and concurrently with his service in the Oklahoma Army National Guard, he was employed with the Oklahoma and Arkansas Department of Corrections as follows:
Chief Counselor, Lexington, Oklahoma, Regional Treatment Center (1973 to 1974); Supervisor, Planning and Research. Oklahoma Department of Corrections (1974 to
1975); Deputy Warden, Oklahoma State Penitentiary (1975 to 1977); Assistant Director, Arkansas Department of Corrections, Pine Bluff, Arkansas (1977 to
1980); Warden, Joseph Harp Correctional Center, Lexington, Oklahoma (May 1980 to May 1982); Deputy Director of Institutions, Western Division, Oklahoma Department of Corrections (May 1982 to July 1985); Warden, Oklahoma State Penitentiary (July 1985 to July 1987); Associate Director, Oklahoma Department of Corrections (July 1987 to December 1987); Director, Oklahoma Department of Corrections (December 1987 to June 1992); and Director, Southwestern Region, Oklahoma Department of Corrections (June 1995 to May 1997). Following retirement from the Oklahoma Army National Guard, Mr. Maynard served as a consultant to the University of Oklahoma Department of Juvenile Affairs (May 1997 to August 1997). Mr. Maynard has been serving as the Director, Corrections and Public Safety Programs, College of Continuing Education, University of Oklahoma since August 1997.

     JAMES R. MACDONALD. Mr. Macdonald is employed by First Analysis Corporation, an investment research firm which manages several venture capital partnerships. He specializes in business services and outsourcing investments with special focus on the offender management industry. He joined First Analysis in 1997. From 1983 to 1997, he held a variety of general management and marketing positions with Nalco Chemical Company. From 1980 to 1983, he was employed by Ecolab, Inc. He received an MBA from Harvard Business School in 1980 and a Bachelor of Science degree in Civil Engineering from Cornell University in 1978.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth the cash compensation, as well as certain other compensation paid or accrued, by the Company to the Company's President and Chief Executive Officer, John R. Forren, and the Company's Vice President of Planning and Research, Dr. Martin Rickler, for the period from January 1, 1997 to December 31, 1999. No other executive officer had a total annual salary and bonus equal to or in excess of $100,000 during the reported periods.

MANAGEMENT COMPENSATION

SUMMARY COMPENSATION TABLE


-----------------------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation                      Long-Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Awards              Payouts
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Restricted   Securities
Name and                                                                      Stock      Underlying       LTIP        All Other
Principal                         Salary     Bonus        Other Annual       Award(s)    Options/        Payouts     Compensation
Position                   Year      ($)       ($)      Compensation ($)       ($)       SARs (#)          ($)           ($)
-----------------------------------------------------------------------------------------------------------------------------------
John Forren                1999    100,000      --             --               --            --           --            --
-----------------------------------------------------------------------------------------------------------------------------------
President and Chief        1998     78,125      --             --               --            --           --            --
-----------------------------------------------------------------------------------------------------------------------------------
Executive Officer          1997     46,875      --             --               --            --           --            --
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Martin Rickler             1999    100,000      --             --               --            --           --            --
-----------------------------------------------------------------------------------------------------------------------------------
Vice-President, Planning   1998     78,125      --             --               --            --           --            --
-----------------------------------------------------------------------------------------------------------------------------------
and Research               1997     64,375      --             --               --            --           --            --
-----------------------------------------------------------------------------------------------------------------------------------



OPTIONS/SAR GRANTS IN LAST FISCAL YEAR (Individual Grants)

     The following table lists stock options (whether or not in tandem with SARs) and freestanding SARs (including options and SARs that subsequently have been transferred) made during the last completed fiscal year to each of the named executive officers.


---------------------------------------------------------------------------------------------------------------------

                         Number of Securities      Percent of Total
                          Underlying Options/        Options/SARs
                             SARs Granted        Granted to Employees      Exercise of Base          Expiration
         Name                      #                in Fiscal Year           Price ($/Sh)               Date

---------------------------------------------------------------------------------------------------------------------
John Forren                     100,000                  16%                    0.94                  3/16/08
---------------------------------------------------------------------------------------------------------------------
Martin Rickler                  100,000                  16%                    0.94                  3/16/08
---------------------------------------------------------------------------------------------------------------------


AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
--------------------------------------------------------------------------------



                                                                              Number of
                                                                              Unexercised           Value of
                                                                              Securities            Unexercised
                                                                              Underlying            In-The-Money
                                                                              Options/SARs At       Option/SARs At
                                  Shares Acquired                             FY-End (#)            FY-End ($)
                                   on Exercise          Value Realized        Exercisable/          Exercisable/
Name                              (#)                          ($)            Unexercisable         Unexercisable
---------------------------------------------------------------------------------------------------------------------
John Forren                                --                    --                    --                  --
---------------------------------------------------------------------------------------------------------------------
Martin Rickler                             --                    --                    --                  --
---------------------------------------------------------------------------------------------------------------------


DIRECTOR COMPENSATION

     As of June 17, 1999, Mr. Garrison, Chairman of the Board of Directors, receives the compensation listed below:

     -    Salary of $60,000 per year;

     -    Expense reimbursement related to business activities;

     - $2,500 bonus for each project with profit contribution of $30,000-$50,000; and

     - $5,000 bonus for each completed community corrections acquisition or new project with $200,000 to $400,000 profit contribution won with substantive input from Mr. Garrison.

     In addition to serving as Chairman of the Board of Directors, Mr. Garrison acts as Regional Administrator for the current Texas projects and performs development duties for the company.

EMPLOYMENT AGREEMENTS

      MR. FORREN AND DR. RICKLER. Both Mr. Forren and Dr. Rickler have five year employment agreements. The agreements, effective from September 15, 1996 through September 14, 2001, provide that Mr. Forren shall serve at no position lower than President and Chief of Operations, and that Dr. Rickler will serve at no position lower than Vice President of Planning and Research. The agreements provide further:

     1. BASE SALARY. The first year of employment Mr. Forren received $25,000 and Dr. Rickler received $60,000 plus a signing bonus of $5,000. The second year both Mr. Forren and Dr. Rickler received $75,000 and both are to receive $100,000 base salary each year thereafter.

     2. EXECUTIVE BENEFITS. Standard executive health, sick leave and holiday benefits were granted, including 30 days vacation leave annually.

     3. PLACE OF EMPLOYMENT: SAN DIEGO, CALIFORNIA. It was agreed that both Mr. Forren and Dr. Rickler would be employed within the Greater San Diego area.

     4. CONSTRUCTIVE TERMINATION. Except for standard malfeasance and such, any termination of Mr. Forren and Dr. Rickler will be deemed a "constructive termination" and will immediately grant the terminated party all stock options due for the entire contract as well as one year of the current base salary.

     VERWIELS. Daniel Verwiel and Patricia Verwiel each have entered into employment agreements with Sentencing Concepts providing for an initial annual salary of $75,000 each, with any increase to be approved by the compensation committees of the Boards of Sentencing Concepts and Correctional Systems. The Verwiel's employment agreements also contain covenants not to compete that extend for two years following any termination of employment and confidentiality and non-disclosure provisions.

     In addition, the Employment Agreement for Daniel Verwiel provides for (i) a bonus of $10,950, provided Mr. Verwiel was employed by Sentencing Concepts, Correctional Systems or its subsidiary through July 31, 1999; (ii) a two (2) year nonstatutory stock option covering up to 30,000 shares of Correctional Systems common stock (the "Longevity Options"); and (iii) a bonus in an amount equal to certain tax liabilities that Daniel Verwiel may incur as a result of exercising any Longevity Options.

     Each Employment Agreement also provides for the grant of (i) a 5 year nonstatutory stock option covering 300,000 shares of Correctional Systems common stock (the "Employment Options"); (ii) a 2 year nonstatutory stock option covering up to 100,000 shares of Correctional Systems common stock (the "Earn-Out Options"); (iii) a bonus in an amount equal to certain tax liabilities that the Verwiels may incur as a result of exercising any Earn-Out Options; and
(iv) a loan in an amount necessary for the exercise of the Earn-Out Options.

     The Earn-Out Option agreements grant to the Verwiels non-qualified options to acquire up to an aggregate of 200,000 shares of Correctional Systems common stock (100,000 shares per person) at an exercise price equal to $0.20 per share. The Earn-Out Options vest as follows and shall be exercisable at any time after they vest until August 1, 2000.

     (i) if the Earn-Out Period Profit is equal to or greater than $50,000, options to acquire an aggregate of 100,000 shares of Correctional Systems common stock vest (50,000 shares for each person); and

     (ii) if the Earn-Out Period Profit exceeds $50,000, then for each Dollar in excess of $50,000, options to acquire 4 additional shares of Correctional Systems common stock vest (2 shares for each Dollar for each person) up to the maximum 200,000 shares. The Earn-Out Options, however, automatically vest if there is a change in control during the Earn-Our Period.

     The Longevity Option agreement will grant to Daniel Verwiel non-qualified options to acquire 30,000 shares of Correctional Systems common stock at an exercise price of $0.20 per share (the "Longevity Options") exercisable on or after July 31, 1999, provided he is still employed by Sentencing Concepts at that time until August 1, 2000.

     The Employment Option agreements will grant to the Verwiels non-qualified options to acquire up to an additional 600,000 shares of Correctional Systems common stock (300,000 per person).

     The Employment Options vest as follows and are exercisable at any time after they vest until the fifth anniversary of the grant:

     (i) If each is, and has at all times prior to January 1, 2002, been employed by Correctional Systems and/or Sentencing Concepts, then options to acquire an aggregate of 50,000 shares of Correctional Systems common stock (25,000 Employment Options for each person) vest on January 1, 2002;

     (ii) If each is, and has at all times prior to January 1, 2003, been employed by Correctional Systems and/or Sentencing Concepts, then options to acquire an additional 50,000 shares of Correctional Systems common stock (25,000 Employment Options for each person) vest on January 1, 2003; and

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ESCROW AGREEMENT

     Pursuant to the Sentencing Concepts Merger Agreement, the Company deposited into escrow 270,000 shares of Correctional Systems common stock (the "Escrowed Shares"), consisting of the following: 70,000 shares issuable to Daniel Verwiel to provide incentive for Mr. Verwiel to remain in the employ of Correctional Systems or Sentencing Concepts (the "Longevity Shares"); 100,000 shares issuable to Patricia and Daniel Verwiel as security for the Verwiels' indemnity obligations under the Sentencing Concepts Merger Agreement (the "Indemnification Shares"); and 100,000 shares issuable to Patricia and Daniel Verwiel as security for the repayment of loans by Correctional Systems to the Verwiels (described below) contemplated by the Sentencing Concepts Merger Agreement (the "Pledged Shares").

     The Escrow Agreement provides for the release of the Escrowed Shares to the Verwiels and/or the cancellation of such shares as follows:

     Longevity Shares (70,000 shares):

          (1) July 31, 1999. On July 31, 1999, 20,000 of the Longevity Shares were released to Mr. Verwiel.

          (2) July 31, 2000. If Mr. Verwiel is still employed by Sentencing Concepts or Correctional Systems on July 31, 2000, then 50,000 of the Longevity Shares shall be released to Mr. Verwiel. If his employment is terminated on or before July 31, 2000, he forfeits any right to the remaining Longevity Shares;

          (3) Change of Control. If a Change of Control, as defined in the Sentencing Concepts Merger Agreement, notwithstanding the foregoing, any remaining Longevity Shares shall be released to Mr. Verwiel. A "Change of Control" includes, among other transactions, certain mergers of Correctional Systems with another corporation or entity and any certain sales of substantially all of the assets of Correctional Systems.

     Indemnification Shares (100,000 shares):

          Pursuant to the Sentencing Concepts Merger Agreement, the Verwiels will jointly and severally indemnify the Company against damages that arise arise out of any breach of or failure by Sentencing Concepts or any Sentencing Concepts shareholder to perform any of their obligations under the Sentencing Concepts Merger Agreement. As security for these indemnities by the Verwiels, 50,000 shares of the Correctional Systems common stock to be issued and delivered to each of Daniel Verwiel and Patricia Verwiel pursuant to the Sentencing Concepts Merger Agreement, an aggregate of 100,000 shares (the "Indemnification Shares"), shall be placed in escrow and are subject to forfeiture and cancellation pursuant to escrow agreement described above. If no claims under the indemnity (described below) provided by the Verwiels to Correctional Systems have been made on or before the first anniversary of the closing date of the Sentencing Concepts Merger Agreement, all of the Indemnification Shares will be released from the Escrow on such date and shall be delivered to Daniel and Patricia Verwiel (50,000 shares each). If a claim or claims are made under the indemnities before such first anniversary date, then the Indemnification Shares shall remain in and subject to the Escrow Agreement until such time as the amount of such claims made and the indemnification obligations of the Verwiels with respect thereto have been finally determined. Once a determination is made, a number of Indemnification Shares shall be canceled to satisfy the indemnity obligation.

     Pledged Shares (100,000 shares):

          Upon repayment in full of all amounts outstanding under loans to the Verwiels (described below) contemplated by the Sentencing Concepts Merger Agreement, all of the Pledged Shares will be released from the Escrow on such date and shall be delivered to Daniel and Patricia Verwiel (50,000 shares each).

LOANS

     Pursuant to the Sentencing Concepts Merger Agreement, Correctional Systems loaned to Patricia Verwiel an amount equal to $50,000 pursuant to the terms of full recourse promissory note and security agreement. On August 18, 1998, Correctional Systems loaned Daniel Verwiel $50,000 pursuant to a promissory note and security agreement. The promissory notes (i) bear interest at the rate of seven percent (7%) per annum or the rate necessary to avoid imputed interest under the Internal Revenue Code of 1986, as amended, whichever rate is higher, (ii) provide that interest and principal shall be due and payable on the fifth anniversary of the issuance of such notes and
(iii) are secured by a pledge of an aggregate of 100,000 shares of the Correctional Systems common stock to be issued to Patricia and Daniel Verwiel (50,000 shares each) pursuant to the Sentencing Concepts Merger Agreement (the "Pledged Shares").

STOCKHOLDERS' AGREEMENT AND REGISTRATION RIGHTS AGREEMENT

     Pursuant to the Sentencing Concepts Merger Agreement, the Verwiels became a party to a Stockholders' Agreement and a Registration Rights Agreement, each by and among Correctional Systems and certain of its shareholders, which agreements constitute a portion of the Series A Preferred Agreements and set forth certain restrictions on transfer of any of the Correctional Systems securities or options issued to the Verwiels pursuant to the Sentencing Concepts Merger Agreement and certain registration rights of the parties thereto. (See, Description of Securities of Correctional Systems).

ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized capital stock of Correctional Systems currently consists of Forty Million (40,000,000) shares of common stock, $0.001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value. As of the date of this Registration Statement, 3,644,400 shares of Correctional Systems common stock and 3,363,636 shares of Series A Preferred Stock ("Series A Preferred") were issued and outstanding.

COMMON STOCK

     VOTING RIGHTS. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

     DIVIDEND RIGHTS. Holders of record of shares of common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of Correctional Systems legally available therefor.

     LIQUIDATION RIGHTS. Upon any liquidation, dissolution or winding up of Correctional Systems, holders of shares of common stock are entitled to receive pro rata all of the assets of Correctional Systems available for distribution to shareholders after distributions are made to the holders of Correctional Systems Preferred Stock.

     PREEMPTIVE RIGHTS. Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Correctional Systems.

SERIES A PREFERRED STOCK

     PREFERENCE AND RANKING. The preferences of each share of Series A Preferred with respect to dividend payments and distributions of the Correctional Systems' assets upon voluntary or involuntary liquidation, dissolution or winding up of the Correctional Systems is equal to the preferences of every other share of Series A Preferred from time to time outstanding in every respect. The Series A Preferred ranks prior to the Correctional Systems common stock as to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Correctional Systems.

     VOTING RIGHTS. Each holder of Series A Preferred shall be entitled to cast the number of votes per share thereof as equals the number of votes which could be cast by the holders of the number of shares of common stock into which such share of Series A Preferred are then convertible. The holders of shares of Common and Series A Preferred shall vote together and not as separate classes or series.

     DIVIDENDS. If any dividend or other distribution payable in cash or other property is declared on the common stock, each holder of Series A Preferred on the record date for such dividend or distribution shall be entitled to receive on the date of payment or distribution of such dividend or other distribution the same cash or other property which such holder would have received on such record date if such holder were the holder of record of the number of shares of Common into which the shares of Series A Preferred then held by such holder are then convertible.

     CONVERSION. Subject to certain exceptions, any holder of Series A Preferred shall have the right (an "Optional Conversion Right") at any time to convert all or any portion of the Series A Preferred held by such holder into an equal number of shares of common stock, subject to certain adjustments (the "Conversion Price").

     Immediately prior to the closing of any of the following events, all of the shares of Series A Preferred then outstanding shall be converted (a "Mandatory Conversion"), without any further action on the part of the Correctional Systems or the holders of such Series A Preferred into the number of shares of common stock into which the Series A Preferred would be convertible under the Optional Conversion Right at the time of the Mandatory Conversion: (a) the consummation of a qualified public offering or (b) (i) the common stock trading at or above Three Hundred Fifty Percent (350%) of the Conversion Price for Twenty (20) consecutive trading days with a minimum trading volume of Thirty Thousand (30,000) shares per day (on a current basis, as adjusted for stock dividends, stock splits, etc.) and (ii) Correctional Systems has completed a single sale to the public of common stock pursuant to an effective registration statement under the Securities Act under which the gross proceeds to the Correctional Systems of the common stock actually sold to the public by the Correctional Systems in such sale is at least Twenty Million Dollars ($20,000,000).

     The number of shares of common stock issuable upon conversion of Series A Preferred shall be subject to adjustment from time to time upon the happening of certain events, including, a subdivision or combination of outstanding common stock; certain dividends and distributions; reclassification, consolidation or merger; and issuance of additional shares of common stock.

     If at any time Correctional Systems issues additional shares of common stock, or securities convertible into common stock, for a consideration per share of common stock less than the Conversion Price in effect at the time of such issuance, then the Conversion Price in effect immediately prior to the issuance of such additional shares of common stock shall be reduced to a price per share equal to the consideration per share received for the additional shares of common stock.

     RESTRICTED ACTS. As long as any shares of Series A Preferred are outstanding, Correctional Systems shall not, with certain exceptions, without the affirmative vote or written consent of the holders of at least a majority of then outstanding Series A Preferred: (a) authorize, create or issue any shares of any additional shares of common stock or securities convertible into common stock; (b) issue any instrument or security exercisable for or convertible into shares of Series A Preferred, or issue shares of Series A Preferred other than the first 3,363,636 shares issued; (c) enter into, or permit any Subsidiary to enter into, any agreement, indenture or other instrument which contains any provisions restricting the payment of dividends on the Series A Preferred; (d) redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any share or shares of Series A Preferred; (e) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any shares of common stock, provided, however, that this restriction shall not apply to (i) the repurchase by resolution of the Board of shares of Common from employees, officers, directors, consultants or other persons performing services for the Correctional Systems or any Subsidiary pursuant to agreements under which the Correctional Systems has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or (ii) the cancellation of shares of Common subject to forfeiture; (f) merge Correctional Systems with or into any other person or entity or other form of corporate reorganization in which the Correctional Systems shall not be the continuing or surviving entity (other than a reincorporation transaction) or sell all or the majority of Correctional Systems' assets; (g) amend its Articles of Incorporation or Bylaws; or (h) incur funded indebtedness, capitalized lease obligations or guarantees of third party debt, in each case involving an amount in excess of $3,000,000; (i) engage an investment bank, consultant, or other advisor for the purpose of raising capital or refinancing securities or indebtedness or for selling or merging Correctional Systems; (j) engage in any transaction which could involve a conflict of interest or which involves dealings between the Correctional Systems, insiders or affiliates; (k) declare or pay any dividend other than pursuant to the terms of the Series A Preferred;
(l) enter into any agreement, commitment or plan of merger, reorganization or consolidation that would result in the Correctional Systems acquiring any business entity, or any division or segment of a business entity; or (m) file a registration statement under the Securities Act.

     LIQUIDATION RIGHTS. If Correctional Systems shall be voluntarily or involuntarily liquidated, dissolved or wound up, the holders of the Series A Preferred shall be entitled to receive, prior and in preferences to any distribution to the holders of common stock, out of funds legally available for distribution to the stockholders after payment of the debts and liabilities of the Correctional Systems, an amount (the "Series A Liquidation Preference") per share equal to the Series A issue price, together with an amount equal to all accrued but unpaid dividends on the Series A Preferred. Upon distribution of the Series A Liquidation Preference, all remaining assets of the Correctional Systems shall be distributed to the holders of Common and Series A Preferred, pro rata in accordance with the number of Common shares held by each of them, assuming for such purpose that the Series A Preferred has been converted into Common after making all adjustments provided for hereunder.

STOCKHOLDERS' AGREEMENT

     RESTRICTIONS ON TRANSFER. The Stockholders' Agreement contains certain restrictions on transfer of any of the Correctional Systems securities or options issued to the Verwiels pursuant to the Sentencing Concepts Merger Agreement or held by the parties thereto.

     RIGHTS OF FIRST REFUSAL AND PARTICIPATION RIGHTS. The Stockholders' Agreement contains rights of first refusal and take-along rights with respect to proposed transfers and preemptive rights with respect to the issuance of additional securities by Correctional Systems. The Stockholders' Agreement also provides that if a party thereto is presented with an opportunity to purchase securities from a stockholder that is not a party to the Stockholders' Agreement, such party must share such purchase opportunity with the other parties to the Stockholders' Agreement.

     ELECTION OF DIRECTORS. The Stockholders' Agreement contains a voting agreement providing that the parties thereto will take all action necessary to insure that the number of directors of Correctional Systems shall not exceed six and that the composition of the Board is as follows: (i) one of the directors is to be designated by the holders of a majority of the common stock held by parties to the Stockholders Agreement, provided that such nominee is not a member of management or any employee of Correctional Systems; (ii) one of the directors is to be designated by the holders of the Series A Preferred; and
(iii) the composition of the Board of any subsidiary of Correctional Systems shall be the same as the Board of Correctional Systems.

     ADDITIONAL APPROVALS. The Stockholders' Agreement provides that the following actions require the prior approval of the Director designated by the holders of the Series A Preferred:

     (i) increasing the cash compensation of any executive by more than Five Percent (5%) per year;

     (ii) granting any stock options or entering into any phantom option plans;

     (iii) terminating or replacing any of the four most senior executives;

     (iv)  increasing the number of the directors composing the Board;

     (v) causing Correctional Systems or any Subsidiary to enter into any business other than the business presently conducted; and

     (vi) forming any Subsidiary or causing it to issue any debt or equity securities.

     MANDATORY SALE. The Stockholder's Agreement provides that if Correctional Systems has not been sold, merged with a public company or has not been the subject of a Qualified Public Offering (as defined in the Stockholders' Agreement) by July 21, 2003, or if Correctional Systems fails to report a profit in any calendar year beginning with the calendar year ending December 31, 1999, then the parties thereto will upon the request of the holders of Series A Preferred take such action as is necessary or appropriate to cause Correctional Systems or its outstanding securities to be sold within in six (6) months after delivery of the sale request.

REGISTRATION RIGHTS AGREEMENT

     The Registration Rights Agreement provides the holders of Series A Preferred with two long-form demand registration rights and unlimited short-form and piggyback registration rights. The Registration Rights Agreement also provides certain members of management that are parties to the Registration Rights Agreement with piggyback registration rights. Correctional Systems is obligated to pay all expenses, other than discounts and commissions, associated with the exercise of the Series A Preferred holders' demand registration rights. The Registration Rights Agreement also provides that the holders of Series A Preferred shall designate the underwriter to be used in connection with any demand registration.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Until October 21, 1999, our common stock was published on the National Association of Securities Dealers' OTC Bulletin Board ("OTCBB") under the symbol "CRXS." The OTCBB is a quotation service that displays real-time quotes, last-sale prices, and volume information in domestic and certain foreign securities. Although the OTCBB is operated by the National Association of Securities Dealers ("NASD"), it is unlike Nasdaq-Registered Trademark- or other listed markets where individual companies apply for listing and must meet and maintain strict listing standards; instead, individual brokerage firms or Market Makers initiate quotations for specific securities on the OTCBB.

     In 1999, the U.S. Securities and Exchange Commission ("SEC") approved amendments to the NASD's OTC Bulletin Board eligibility rules. The amendments require a company with securities quoted on the OTCBB to make periodic filings with the SEC. Prior to the eligibility rule amendments, there was no requirement for a company quoted on the OTCBB to make publicly available reports with the SEC or other regulator. In order to make periodic filings with the SEC, a company must register its class of securities with the SEC under the Securities Exchange Act of 1934 (the "1934 Act").

     On November ___, 1999, the OTCBB removed the Company's symbol from the OTCBB, as the Company had not yet registered its common stock under the 1934 Act. Until the Company becomes eligible for quotation on the OTCBB, its securities will be traded through the "Pink Sheets," which is a paper medium published daily but not widely disseminated.

     The following market quotations for the Company's common stock were obtained from the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. See "No Assurance of Public Market; Possible Volatility of Market Price of common stock."


                                                         HIGH                      LOW
         1999                                            ----                      ----
         ----
         Third Quarter                                   0.9375                    0.5625
         Second Quarter                                  0.9375                    0.3125
         First Quarter                                   0.8125                    0.3125

         1998
         ----
         Fourth Quarter                                  1.03125                   0.28125



     The approximate number of security holders is 75. The Board of Directors has never declared any dividends and does not expect to do so in the foreseeable future.

     The Company has authorized an employee stock option plan pursuant to which it may issue options to acquire up to 1,500,000 shares of common stock. There are presently outstanding nonstatutory options to acquire 1,431,800 shares of common stock. Of these options outstanding, all except 256,450 are fully vested. The unvested options vest from time to time until January 2003, at which time all presently outstanding options will be vested.

     There are also outstanding 3,363,636 shares of Series A Preferred Stock that are convertible on a share for share basis into common stock of the Company.

     Of the 3,644,400 shares of common stock outstanding, all except 270,000 may be sold pursuant to Rule 144 of the Securities Act of 1933, as amended.

     The sale of a significant number of the foregoing shares may cause substantial fluctuations in the market price of our common stock. Moreover, sales of substantial amounts of our common stock (including shares issuable upon exercise of options) in the public market could materially and adversely affect the market price of our common stock.

NO ASSURANCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF MARKET PRICE OF COMMON STOCK.

     Although we intend to have our common stock published on the OTCBB, there can be no assurance that a regular trading market for our common stock will develop. The OTCBB is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than a national securities exchange or the Nasdaq Stock Market, and quotes for securities included in the OTCBB are not listed in the financial sections of newspapers as they are for securities listed on a national securities exchange and the Nasdaq Stock Market. Therefore, prices for securities traded solely on the OTCBB may be difficult to obtain and our stockholders may be unable to resell our common stock at or near their original offering price or at any price.

RISKS RELATING TO LOW-PRICED STOCKS; POSSIBLE ADVERSE EFFECTS OF "PENNY STOCK" RULES ON LIQUIDITY FOR OUR COMMON STOCK.

     The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that is not traded on a national securities exchange or the Nasdaq Stock Market and that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If our common stock is included in the OTCBB and is trading at less than $5.00 per share at any time, trading in our common stock will be subject to the requirements of "penny stock" regulations.

     These regulations require, among other things, prior to any penny stock transaction, the delivery of a disclosure schedule explaining the penny stock market and the associated risks, and which impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions or individual investors with assets in excess of $1,000,000 or an individual annual income exceeding $200,000 or, together with the investor's spouse, a joint income of $300,000). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

     These additional regulations imposed upon broker-dealers that trade "penny stocks" may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of such securities and the ability of holders of our common stock to sell their securities in the secondary market.

ITEM 2. LEGAL PROCEEDINGS.

     In July, 1999, Sentencing Concepts was named as a co-defendant in the case of Dinwiddie vs. PharmChem in the Fresno County Superior Court, case No. C98908669-5. The plaintiff in the lawsuit alleges that a drug patch that was used to test her drug abuse caused an allergic reaction that resulted in a scar to her upper arm. As the distributor of the patch to the Fresno County Drug Court, Sentencing Concepts was named in the lawsuit. We believe the outcome of the lawsuit will not result in a material adverse effect on our financial position or results of operation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On September 1, 1998, the Company acquired 100 percent of the common stock of Sentencing Concepts, Inc. in exchange for 1,150,000 shares of the Company's common stock. In addition, 600,000 options were granted to the previous owners of Sentencing Concepts with the following vesting requirements: 50,000 options will vest upon their continued employment with the Company, through January 1, 2002 and 50,000 options will vest upon their continued employment with the Company, through January 1, 2003. The remaining 500,000 options shall vest, based upon pre-determined profitability levels of Sentencing Concepts, subsequent to the acquisition. The exercise price of these 600,000 options is $0.83.

     December 1, 1997, the Company issued 10,000 shares of its common stock to an individual in exchange for services performed.

     The sales and issuances of securities described above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to the General Corporation Law of the State of California, under most circumstances Correctional Systems' officers and directors may not be held liable to Correctional Systems or its shareholders for errors in judgment or other acts or omissions in the conduct of Correctional Systems' business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

                                    PART F/S

                                                                           PAGE
                                                                          -------
Report of Independent Public Accountants.................................. F - 2

Consolidated Balance Sheet as of December 31, 1998........................ F - 3

Consolidated Statements of Operations for
  the Years Ended December 31, 1998 and 1997.............................. F - 4

Consolidated Statements of Shareholders'
  Equity for the Years Ended December 31, 1998 and 1997................... F - 5

Consolidated Statements of Cash Flows for
  the Years Ended December 31, 1998 and 1997.............................. F - 6

Notes to Consolidated Financial Statements................................ F - 8

Unaudited Consolidated Balance Sheet as
  of September 30, 1999................................................... F - 16

Unaudited Consolidated and Subsidiaries Statement of
  Income for the Nine-Months Ended September 30, 1999..................... F - 17

Unaudited Consolidated Statement of Cash
  Flows for the Nine-Months Ended September 30, 1999...................... F - 18


                                    PART III

Item 1.  Index to Exhibits.

         2.1      Certificate of Incorporation*

         2.2      By-laws*

         6(c)     Incentive Stock Plan*

Item 2. Description of Exhibits.

         2.1      Certificate of Incorporation*

         2.2      By-laws*

         6(c)     Incentive Stock Plan*


*To be filed by amendment.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this reorganization statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CORRECTIONAL SYSTEMS, INC.
                                       a California Corporation

Date: November 22, 1999

                                       /s/ John R. Forren
                                       --------------------------
                                       By: John R. Forren
                                       Its: President, Chief Executive Officer
                                            and Director

                           CORRECTIONAL SYSTEMS, INC.
                           AND SUBSIDIARIES

                           CONSOLIDATED FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1998 AND FOR THE
                           YEARS ENDED DECEMBER 31, 1998 AND 1997
                           TOGETHER WITH REPORT OF INDEPENDENT
                           PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Correctional Systems, Inc.:

We have audited the accompanying consolidated balance sheet of CORRECTIONAL SYSTEMS, INC. (a California corporation) and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Correctional Systems, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP

San Diego, California
July 29, 1999

                           CORRECTIONAL SYSTEMS, INC.
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1998
                                     ASSETS


Cash                                                                               $   489,096
Accounts receivable                                                                    513,128
                                                                                   -----------
        Total current assets                                                         1,002,224
                                                                                   -----------
Property and equipment:

  Land                                                                                  78,000
  Building                                                                             262,000
  Furniture and equipment                                                              116,449
    Less:  accumulated depreciation                                                    (32,145)
                                                                                   -----------
        Total property and equipment                                                   424,304
                                                                                   -----------

Related party notes and interest receivable                                            103,333
Goodwill, net of accumulated amortization of $25,565                                 1,467,611
Other intangibles, net of accumulated amortization of $6,818                           603,182
Deposits and other assets                                                               15,970
                                                                                   -----------
                                                                                   $ 3,616,624
                                                                                   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable                                                                   $   201,220
Accrued earn-out and bonus                                                             228,200
Line of credit                                                                          40,887
Accrued payroll and taxes                                                              101,265
Notes payable                                                                          106,776
Deferred revenue and other liabilities                                                 107,223
                                                                                   -----------
        Total current liabilities                                                      785,571
                                                                                   -----------
Commitments and Contingencies (Note 7)

Shareholders' equity:
  Preferred stock, $.001 par value, 10,000,000 shares authorized, 3,363,636
    issued and outstanding                                                               3,364
  Common stock, $.001 par value, 40,000,000
    shares authorized, 3,644,400 shares issued and outstanding                           3,644
  Additional paid-in capital                                                         3,618,462
  Accumulated deficit                                                                 (794,417)
                                                                                   -----------
                                                                                     2,831,053
                                                                                   -----------
                                                                                   $ 3,616,624
                                                                                   ===========


The accompanying notes are an integral part of these consolidated financial statements.

                           CORRECTIONAL SYSTEMS, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                    1998              1997
                                                -----------       -----------
Revenues                                        $ 3,004,984       $ 1,051,806

Salaries and wages                                1,301,493           648,374
Other operating expenses                          1,027,772           254,261
                                                -----------       -----------
      Total operating expenses                    2,329,265           902,635
                                                -----------       -----------
      Gross profit                                  675,719           149,171

General and administrative expenses                 704,111           620,249
                                                -----------       -----------
      Loss from operations                          (28,392)         (471,078)

Other income (expense):
      Interest income and expense, net                2,377                 -
      Other income (expense)                         (2,393)           10,491
                                                -----------       -----------
         Total other income (expense)                   (16)           10,491
                                                -----------       -----------
      Net loss                                  $   (28,408)      $  (460,587)
                                                ===========       ===========

Basic and diluted net loss per share            $     (0.01)      $     (0.19)
                                                ===========       ===========

Weighted average common shares outstanding        2,877,733         2,485,234
                                                ===========       ===========


The accompanying notes are an integral part of these consolidated financial statements.

                           CORRECTIONAL SYSTEMS, INC.

                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                              PREFERRED                             COMMON
                                                                      -------------------------           -------------------------
                                                                        SHARES           AMOUNT            SHARES           AMOUNT
                                                                      ----------         ------           --------         --------

BALANCE AT DECEMBER 31, 1996                                                -          $     -           2,484,400      $     2,484

     Issuance of common stock, net of offering costs of $1,000              -                -              10,000               10

     Forgiveness of board member liability                                  -                -                -                -

     Net loss                                                               -                -                -                -
                                                                      -----------      -----------      -----------      -----------
BALANCE AT DECEMBER 31, 1997                                                -                -            2,494,400            2,494

     Issuance of common stock, net of offering costs of $56,355             -                -            1,150,000            1,150

     Issuance of preferred stock, net of offering costs of $52,395      3,363,636            3,364            -                -

     Net loss                                                               -                -                -                -
                                                                      -----------      -----------      -----------      -----------
BALANCE AT DECEMBER 31, 1998                                            3,363,636      $     3,364        3,644,400      $     3,644
                                                                      ===========      ===========      ===========      ===========




                                                                       ADDITIONAL
                                                                        PAID-IN        ACCUMULATED
                                                                        CAPITAL          DEFICIT             TOTAL
                                                                      ----------        ---------           -------
BALANCE AT DECEMBER 31, 1996                                          $   913,736      $  (305,422)      $   610,798

     Issuance of common stock, net of offering costs of $1,000              8,990            -                 9,000

     Forgiveness of board member liability                                 14,000            -                14,000

     Net loss                                                               -             (460,587)         (460,587)
                                                                      -----------      -----------       -----------
BALANCE AT DECEMBER 31, 1997                                              936,726         (766,009)          173,211

     Issuance of common stock, net of offering costs of $56,355           517,495            -               518,645

     Issuance of preferred stock, net of offering costs of $52,395      2,164,241            -             2,167,605

     Net loss                                                               -              (28,408)          (28,408)
                                                                      -----------      -----------       -----------
BALANCE AT DECEMBER 31, 1998                                          $ 3,618,462      $  (794,417)      $ 2,831,053
                                                                      ===========      ===========       ===========


The accompanying notes are an integral part of these consolidated financial statements.

                           CORRECTIONAL SYSTEMS, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                           1998              1997
                                                                        -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                              $   (28,408)      $  (460,587)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization                                            50,685             6,416
    Loss on disposal of property and equipment                                  -                 842
    Increase in accounts receivable                                        (221,404)          (97,085)
    Decrease(increase) in other assets                                       (4,326)            4,643
    Increase(decrease) in accounts payable and accrued liabilities         (300,821)          109,551
    Increase in accrued earn-out and bonus                                  228,200               -
                                                                        -----------       -----------
        Net cash used in operating activities                              (276,074)         (436,220)
                                                                        -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for acquired companies, net of cash acquired                  (1,377,456)              -
  Costs incurred in connection with issuance of common stock                (56,355)              -
  Purchase of furniture and equipment                                       (30,889)              -
  Payments received from related parties                                     30,000               -
  Loans to related parties                                                 (100,000)          (30,000)
                                                                        -----------       -----------
        Net cash used in investing activities                            (1,534,700)          (30,000)
                                                                        -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of preferred stock, net                          2,167,605               -
  Proceeds from issuance of common stock, net                                   -               9,000
  Borrowings on line of credit                                               14,525           123,950
  Payments on line of credit                                                    -             (97,588)
  Payments on notes payable                                                  (6,959)              -
                                                                        -----------       -----------
        Net cash provided by financing activities                         2,175,171            35,362
                                                                        -----------       -----------
INCREASE(DECREASE) IN CASH                                                  364,397          (430,858)

CASH, beginning of year                                                     124,699           555,557
                                                                        -----------       -----------
CASH, end of year                                                       $   489,096       $   124,699
                                                                        ===========       ===========

                                   (continued)

The accompanying notes are an integral part of these consolidated financial statements.

                           CORRECTIONAL SYSTEMS, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                   (continued)



                                                      1998            1997
                                                   ---------       ---------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING ACTIVITES:
    Acquisition of Sentencing Concepts, Inc.:
      Accounts receivable                          $  36,907       $     -
      Furniture and equipment                         14,164             -
      Other assets                                    11,020             -
      Accounts payable                              (550,428)            -
      Notes payable                                 (113,735)            -
                                                   ---------       ---------
                                                   $(602,072)      $     -
                                                   =========       =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  FINANCING ACTIVITY:

    Forgiveness of board member liability          $     -         $  14,000
                                                   =========       =========
    Interest paid                                  $   7,058       $   1,797
                                                   =========       =========







The accompanying notes are an integral part of these consolidated financial statements.

                           CORRECTIONAL SYSTEMS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

1.    DESCRIPTION OF BUSINESS AND RISK FACTORS

      Description of Business

      Correctional Systems, Inc. and subsidiaries ("CSI" individually or the "Company" collectively) was incorporated in the state of California on March 31, 1994. CSI operates correctional facilities on behalf of cities and counties under the terms of multi-year contracts with local governmental agencies. The population of the correctional facilities typically consists of arrestees, self-pay inmates, sentenced county work furlough inmates, sentenced federal inmates serving short-term sentences and individuals requiring detoxification. As a result of an acquisition in 1998 (see Note 3), the Company also operates a community correction facility known as Reality House, Inc. (RHI). RHI primarily provides work furlough programs and counseling, funded by the Bureau of Prisons. The Company's subsidiary, Sentencing Concepts, Inc. (SCI), also acquired in 1998 (see Note 3), provides non-imprisonment alternatives to individuals who would have otherwise been subject to standard judicial punishment. The services include electronic home monitoring; drug, alcohol, and anger management counseling; and drug use testing. The Company has contracts with various municipal judicial systems to provide these services.

      Risk Factors

      Based on total assets and annual revenues, the Company is significantly smaller than many of its competitors. These competitors include large privately-held and publicly-held companies that have substantially greater financial, marketing and other resources than the Company. These companies offer services and operate in the markets in which the Company competes. The services offered by these companies in some cases are similar to the services that the Company offers. The Company expects that competition will increase substantially as a result of industry consolidations and alliances, as well as the emergence of new competitors. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

      The Company has grown internally, by procuring agreements to operate correctional facilities, and externally, by acquiring existing operators of correctional facilities. The Company intends to continue its development and growth in this manner. Its ability to manage this development and intended growth will depend on the efforts of its key management and employees. The Company plans to use incentives, including competitive compensation and stock plans, to retain well-qualified employees and attract new employees to accommodate any expansion. There can be no assurance, however, that the Company will be able to retain and attract personnel with the requisite capabilities and experience. The loss of one or more current key management personnel could also materially adversely affect the Company.

      The Company anticipates that it will need to undertake private placements or a public offering of its securities at a future date, depending upon market conditions, in order to obtain sufficient capital to implement its intended growth plan. No assurance can be given that it will be successful in raising additional investment capital in the future, or that if it is successful, that the financial resources obtained will be sufficient to successfully carry out the Company's intended growth plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      CONSOLIDATION

      The consolidated financial statements include the accounts of CSI and its wholly-owned subsidiaries, SCI and RHI. All significant intercompany accounts and transactions have been eliminated.

      CASH

      Cash includes cash in readily available checking and money market accounts.

      PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method as follows:

              Building                                       40 years
              Furniture and equipment                        3 to 5 years

      GOODWILL AND INTANGIBLES

      Goodwill is amortized over a period not to exceed 20 years. Other intangibles, which represent certain operating rights, are amortized over a period not to exceed 30 years.

      LONG-LIVED ASSETS

      The Company accounts for long-lived assets in accordance with Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flow in future periods as well as the strategic significance of any intangible asset in carrying out the Company's business objectives.

      REVENUE RECOGNITION

      Revenue is generally recognized as services are provided under the provisions of contracts entered into with governmental agencies, either at a fixed monthly rate or at a net rate per day per inmate. During 1998 and 1997, the Company received reimbursements for certain costs incurred in the amount of $1,195,799 and $549,334, respectively. These amounts are included in revenue.

      Under contracts entered into by SCI, the Company must provide services to all clients referred by the judicial process, regardless of the client's ability to pay. Further, the contracts allow for SCI to charge its clients fees based on a prearranged sliding fee schedule. SCI contracts do not guarantee a specified level of revenue nor do they provide for reimbursement for losses relating to servicing clients who are unable to pay. As a result, portions of SCI's clients receive services for nominal or for no fees. Accordingly, losses for services provided are recognized when identified. Fees received in advance of services are recorded as deferred revenue until services are rendered. Deferred revenues in the amount of $71,512 are included in deferred revenue and other liabilities as of December 31, 1998.

      NET LOSS PER SHARE

      Basic and diluted net loss per share for the years ended December 31, 1998 and 1997 have been computed using the weighted average number of shares of common stock outstanding during the period pursuant to Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The weighted average number of shares does not include the dilutive effect of any stock options, as the effect would be antidilutive.

      INCOME TAXES

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities reflect the future tax consequences of the difference between the financial reporting and tax basis of assets and liabilities using current enacted tax rates. Due to the issuance of preferred stock to First Analysis Securities Corporation (see Note 4), Federal tax law limits the utilization of the net operating losses incurred prior to this event. Therefore, the use of the net operating loss carryforward has been limited to $6,400. Subsequent to this event, the Company incurred $45,000 of additional net operating losses during 1998, which are not limited. The Company's combined net operating losses expire in 2018. At December 31, 1998, the only significant deferred tax assets and liabilities is the asset related to the net operating loss carryforward. Due to uncertainty of future realization, the Company has recorded a full valuation allowance against this deferred tax asset.

      STOCK BASED COMPENSATION

      In January 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." SFAS No. 123 requires that the Company either recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on new fair value accounting rules or elect the disclosure only provisions of SFAS No. 123, under which the pro forma net income and earnings per share using the fair value method is disclosed. The Company has elected the disclosure only requirement (see
      Note 6).

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

      NEW ACCOUNTING STANDARDS

      In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosure About Segments Of An Enterprise and Related Information". SFAS No. 131 requires that public business enterprises report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company operates in one segment (privatized correctional services).

      In 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income." This statement is effective for fiscal years beginning after December 15, 1997. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company had no items required to be disclosed as components of comprehensive income.

3.    ACQUISITIONS AND PRO FORMA INFORMATION

      On August 1, 1998, the Company acquired 100 percent of the common stock of RHI and the separately owned building in which RHI operates, in exchange for approximately $1,411,508 in cash. The excess cost over the fair market value of the net tangible assets acquired was allocated to goodwill in the amount of $335,176 and to other intangibles in the amount of $610,000, which represents a special use permit issued to the property that allows RHI to operate as a community corrections facility.

      On September 1, 1998 the Company acquired 100 percent of the common stock of SCI in exchange for 1,150,000 shares of the Company's common stock, of which 270,000 was placed in escrow as security and will be released to the previous principals of SCI one year after the closing date, assuming that there are no unresolved issues, if any. In addition, 600,000 options were granted to the previous owners of SCI with the following vesting requirements: 50,000 options will vest upon their continued employment with the Company, through January 1, 2002 and 50,000 options will vest upon their continued employment with the Company, through January 1, 2003. The remaining 500,000 options shall vest, based upon pre-determined profitability levels of SCI, subsequent to the acquisition. The exercise price of these 600,000 options is the mean between the average bid and average ask price for the ten trading days prior to September 1, 1998, or approximately $0.83.

      As a part of this acquisition, the Company entered into employment agreements with the previous owners of SCI through August 2000. The agreements provide an additional 230,000 options of which 200,000 will vest, based upon profitability levels that SCI must attain after the acquisition, and 30,000 that will vest upon continued employment through July 31, 1999. These options have an exercise price of $0.20 per share. If required, the Company will fund the exercise of these options by the previous owners.

      The acquisition of SCI was accounted for under the purchase method of accounting. The transaction generated $1,158,000 in goodwill, which represents the fair market value of the CSI stock issued to the former owners of SCI, less the fair market value of the tangible net assets received by CSI. This goodwill is being amortized over 20 years using the straight-line method.

      On a pro forma basis, had the SCI and the RHI acquisitions taken place on January 1, 1998, and January 1, 1997, respectively, the Company would have recorded revenue, net loss, and basic and diluted net loss per share as follows:


                                               PRO FORMA (UNAUDITED)
                                               ---------------------
                                              YEAR ENDED DECEMBER 31
                                              ----------------------
                                              1998              1997
                                          -----------       -----------
Revenue                                   $ 4,826,489       $ 3,450,486
Net loss                                  $  (163,633)      $  (615,745)
Basic and diluted net loss per share      $     (0.05)      $     (0.09)



4.    EQUITY FINANCING

      On July 31, 1998, the Company entered into a stock purchase agreement with First Analysis Securities Corporation (FASC). Under the agreement, FASC purchased 3,363,636 shares of preferred stock for $2,220,000. The agreement specifies that $500,000 of the $2,200,000 be spent directly by SCI to fund expansion. The Company incurred $52,395 in costs, which are netted against the proceeds in the statement of shareholders' equity.

      The FASC shares must be converted, in total or in part, into common stock at any time upon a "conversion event" as defined by the agreement. The number of shares of common stock issuable upon conversion of the preferred stock and the conversion price shall be adjusted from time to time, based upon "certain events" as defined by the agreement. Additionally, if at any time the Company issues additional shares of common stock, or securities convertible into common stock, for a consideration per share of common stock less than the conversion price in effect at the time of such issuance, then the conversion price in effect immediately prior to the issuance of such additional shares of common stock shall be reduced to a price per share equal to the consideration per share received for the additional shares of common stock.

      The preferred stock has voting rights equal to the number of shares of common stock issuable upon conversion. As long as the preferred stock is outstanding, the Company is restricted from certain acts, as defined by the agreement. If the Company is voluntarily or involuntarily liquidated, the preferred stockholders shall be entitled to receive, prior to distributions to any holder of common stock, a per share amount equal to the preferred stock original issue price in addition to all accrued but unpaid preferred dividends, if any (the "Series A Liquidation Preference"). Upon distribution of the Series A Liquidation Preference, the remaining assets would be distributed to common and preferred stockholders on a pro rata basis.

5.    RELATED PARTY NOTES AND INTEREST RECEIVABLE

      As of December 31, 1998, related party notes receivable consisted of two $50,000 loans (plus accrued interest at 7 percent) due from officers (the President and Chief Operating Officer) of SCI. The loans are secured by CSI common stock owned by the officers. Principal and interest are due on July 31, 2003.

6.    EMPLOYEE STOCK OPTION PLAN

      The Company has reserved 1,500,000 shares of common stock for future issuance under an employee stock option plan. Options are generally granted at fair market value at the date of grant, expire ten years after the date of grant and fully vest within four years of the date of grant.

      The following table summarizes stock option plan activity for the years ended December 31, 1998 and 1997:


                                                                                        Weighted Average
                                                                      Options            Exercise Price
                                                                      -------            --------------

      Outstanding, December 31, 1996                                 1,110,625               $0.60
      Granted                                                            4,000               $1.00
                                                                     ---------
      Outstanding, December 31, 1997                                 1,114,625               $0.60
      Granted                                                          634,350               $0.64
      Forfeited                                                       (317,175)              $0.60
                                                                     ---------
      Outstanding, December 31, 1998                                 1,431,800               $0.62
                                                                     =========
      Exercisable, December 31, 1998                                   256,450            $0.20 - $1.80
                                                                     =========

      As permitted, the Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for options granted. Had compensation expense been determined based on the fair value at date of grant for the 1998 and 1997 awards consistent with the provisions of SFAS No. 123, the Company's net loss would have been increased to the pro forma amount as follows:

                                                   1998            1997
                                                ---------       ---------
      Net loss - as reported                    $ (28,408)      $(460,587)
      Net loss - pro forma                      $ (43,551)      $(465,285)
      Net loss per basic and diluted share      $   (0.02)      $   (0.19)


      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model and using the following weighted average assumptions for grants in 1998 and 1997:


                                           1998            1997
                                          -------        -------
          Risk-free interest rate            5.74%         6.00%
          Expected lives                  10 Years      10 Years
          Expected volatility              115.06%        87.41%
          Expected dividend yield            0.00%         0.00%


7.    COMMITMENTS AND CONTINGENCIES

      The Company leases certain office space, facilities, and equipment under operating lease agreements. The Company is obligated to make future minimum lease payments as of December 31, 1998 as follows:



            1999            $  208,613
            2000               199,328
            2001               140,599
            2002               135,535
            2003               135,850
            Thereafter         593,100
                            ----------
            Total           $1,413,025
                            ==========


      Total rent expense for 1998 and 1997 was $48,054 and $11,873, respectively.

      The Company is involved in various legal matters in the ordinary course of its business activities. In the opinion of management, the outcome of such matters is not expected to have a material adverse impact on the Company's financial position or results of operations.

8.    LINE OF CREDIT

      During 1998 and 1997, the Company had a line of credit with a bank, which provided for borrowings of up to $50,000 at an annual interest rate of 11 percent. The line of credit was fully repaid on April 28, 1999 with the account subsequently being closed on May 28, 1999.

9.    NOTES PAYABLE

      The Company had an unsecured note payable due to the former owner of RHI in the amount of $100,000 bearing interest at 8 percent per annum, due May 20, 1999. Interest only payments were made monthly in the amount of $667. Principal and interest were paid in full on June 4, 1999. Additionally, the Company has a loan secured by a vehicle in the amount of $6,776, due August 11, 2000. Principal and interest payments are made monthly in the amount of $357.

10.   SUBSEQUENT EVENTS

      On July 29, 1999, the Company acquired a building, certain equipment and intangibles in exchange for the issuance of $1,025,000 in notes payable and $25,000 in cash. Similar to RHI, this facility provides work furlough programs and counseling services funded under contract with the Bureau of Prisons. The notes payable are secured by real property, with one loan in the amount of $500,000 and principal and interest payments of $5,412 through July 2011 at 8 percent interest per annum, and the other loan in the amount of $525,000 with principal and interest payments of $12,800 through 2006 at 9.29 percent interest per annum.

11.   QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                                                 Quarter Ended
                                                             ----------------------------------------------------------------
                                                              03/31/98           06/30/98          09/30/98         12/31/98
                                                              --------           --------          --------         --------
      Revenue                                                $   381,849       $   466,686       $   818,359      $ 1,338,090

      Operating expenses and other                               397,369           499,044           749,738        1,387,241
                                                             -----------       -----------       -----------      -----------

      Net income (loss)                                      $   (15,520)      $   (32,358)      $    68,621      $   (49,151)
                                                             ===========       ===========       ===========      ===========
      Basic and diluted net
        income (loss) per share                              $      (.01)      $      (.01)      $       .02      $      (.01)
                                                             ===========       ===========       ===========      ===========
      weighted average common
        shares outstanding                                     2,494,400         2,494,400         2,877,733        3,644,400
                                                             ===========       ===========       ===========      ===========



                                                                                 Quarter Ended
                                                             ----------------------------------------------------------------
                                                              03/31/97           06/30/97          09/30/97         12/31/97
                                                              --------           --------          --------         --------
      Revenue                                                $   213,305       $   278,428       $   309,685      $   250,388

      Operating expenses and other                               319,200           389,656           401,899          401,638
                                                             -----------       -----------       -----------      -----------
      Net loss                                               $  (105,895)      $  (111,228)      $   (92,214)     $  (151,250)
                                                             ===========       ===========       ===========      ===========
      Basic and diluted net loss per share                   $      (.04)      $      (.05)      $      (.04)     $      (.06)
                                                             ===========       ===========       ===========      ===========
      Weighted average common
       shares outstanding                                      2,484,400         2,484,400         2,484,400        2,487,733
                                                             ===========       ===========       ===========      ===========

                                       CORRECTIONAL SYSTEMS, INC.
                                       AND SUBSIDIARIES


                                       UNAUDITED CONSOLIDATED FINANCIAL
                                       STATEMENTS AS OF SEPTEMBER 30, 1999
                                       AND FOR THE NINE MONTH PERIOD ENDED
                                       SEPTEMBER 30, 1999

                           CORRECTIONAL SYSTEMS, INC.
                     CONSOLIDATED CONDENSED AND SUBSIDIARIES
                                 BALANCE SHEET
                               SEPTEMBER 30, 1999
                                    UNAUDITED


ASSETS

CASH                                                 $   304,841
ACCOUNTS RECEIVABLES                                     812,583
INVENTORY                                                  6,546
                                                     -----------
TOTAL CURRENT ASSETS                                   1,123,970
                                                     -----------

PROPERTY & EQUIPMENT - NET                             1,544,214
GOODWILL - NET                                         1,410,961
INTANGIBLES - NET                                        590,905
NOTES REC LONG TERM RELATED PARTY AND OTHER              176,224

                                                     -----------
TOTAL ASSETS                                         $ 4,846,274
                                                     -----------
                                                     -----------

LIABILITIES & EQUITY

ACCOUNTS PAYABLE                                     $   136,828
ACCRUED AND OTHER LIABILITIES                            510,050
NOTES PAYABLE CURRENT                                    116,818
                                                     -----------
CURRENT LIABILITIES                                      763,696
                                                     -----------

NOTE PAYABLE LONGTERM                                  1,145,394
DEFERRED TAX LIABILITY                                     9,004
COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY

PREFERRED STOCK - PAR                                     3,364
CAPITAL STOCK - PAR                                       3,644
PAID IN-CAPITAL                                        3,618,461
RETAINED EARNINGS (DEFICIT)                             (697,289)

                                                     -----------
TOTAL SHAREHOLDERS' EQUITY                             2,928,180
                                                     -----------

                                                     -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 4,846,274
                                                     -----------
                                                     -----------

                           CORRECTIONAL SYSTEMS, INC.
               CONSOLIDATED AND SUBSIDIARIES STATEMENT OF INCOME
                           FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 1999
                                    UNAUDITED


REVENUES                                                $ 5,018,586

SALARIES AND WAGES                                        2,102,241
OTHER OPERATING EXPENSES                                  1,645,130

                                                        -----------
GROSS PROFIT                                              1,271,215
                                                        -----------

GENERAL AND ADMINISTRATIVE EXPENSE                        1,125,762

                                                        -----------
INCOME FROM OPERATIONS                                      145,453
                                                        -----------

INTEREST EXPENSE                                            (42,401)
INTEREST INCOME                                              14,543
OTHER EXPENSE                                                (2,128)

                                                        -----------
INCOME BEFORE PROVISION FOR TAXES                           115,467
                                                        -----------

INCOME TAX PROVISION                                        (18,339)

                                                        -----------
NET INCOME                                              $    97,128
                                                        -----------
                                                        -----------

BASIC EARNINGS PER SHARE                                $      0.03

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC          3,644,400

DILUTED EARNINGS PER SHARE                              $      0.01

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DILUTED        7,149,574


                           CORRECTIONAL SYSTEMS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 1999
                                    UNAUDITED



CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME                                                            $    97,128
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
                 USED IN OPERATIONS:

DEPRECIATION AND AMORTIZATION                                             118,818
INCREASE IN ACCOUNTS RECEIVABLE                                          (299,455)
INCREASE IN INVENTORY                                                      (6,546)
INCREASE IN OTHER ASSETS                                                  (57,921)
DECREASE IN ACCOUNTS PAYABLE                                              (64,393)
INCREASE IN ACCRUED LIABILITIES                                            24,142
INCREASE INCOME TAXES PAYABLE                                              18,339

                                                                      -----------
                       NET CASH USED IN OPERATING ACTIVITIES             (169,888)
                                                                      -----------


CASH FLOWS FROM INVESTING ACTIVITIES:

PURCHASE OF PROPERTY AND EQUIPMENT                                     (1,169,803)

                                                                      -----------
                      NET CASH USED IN INVESTING ACTIVITIES            (1,169,803)
                                                                      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

PROCEEDS FROM NOTES PAYABLE NET                                         1,155,436

                                                                      -----------
                       NET CASH PROVIDED BY INVESTING ACTIVITIES        1,155,436
                                                                      -----------

                      DECREASE IN CASH                                   (184,255)

CASH, BEGINNING OF PERIOD                                                 489,096

                                                                      -----------
CASH, END OF PERIOD                                                   $   304,841
                                                                      -----------
                                                                      -----------